Exhibit(a)(11)


                                [ABB LETTERHEAD]




Media contact:


Mr. John Fox
ABB Corporate Communications, Zurich
Tel.  +41 1 317 7371
Fax.  +41 1 317 7958

EUROPEAN COMMISSION APPROVES ABB'S ACQUISITION OF ELSAG BAILEY
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Zurich, Switzerland,  December 16, 1998 - ABB, the international engineering and technology group, announced today it has received approval from the European Commission (EC) to complete its acquisition of Elsag Bailey Process Automation N.V. (NYSE: EBY). The company also said that discussions are continuing with the U.S. Federal Trade Commission (FTC) and that it expects a final ruling near mid-January, 1999.

ABB announced in October its intention to acquire Elsag Bailey, a Netherlands-based automation company with revenues in 1997 of about US$ 1.5 billion and some 11,000 employees. ABB has offered to buy all of Elsag Bailey's outstanding common and preferred securities in a deal valued at about US$ 2.1 billion.

As a condition of the EC approval, ABB has agreed to divest Elsag Bailey's gas chromatograph and mass spectrometer business. The business, whose main location is Bartlesville, Oklahoma, has annual revenues of about US$ 50 million and employs some 340 people. Credit Suisse First Boston has been retained to manage the divestiture for ABB.

ABB also announced today that it has extended the period for the tender offer to 5:00 p.m., New York City time, January 11, 1999. The offer had previously been scheduled to expire on December 18, 1998. The extension has been made to allow additional time to obtain FTC approval of the offer.

At the close of trading in New York on December 15, 1998, 25,281,371 common shares of Elsag Bailey and 3,883,201 preferred shares of Elsag Bailey Financing Trust, had been validly tendered in connection with the offer. That represents approximately 83 percent of the outstanding share capital on a fully diluted basis.

The ABB Group {http://www.abb.com} serves customers worldwide in power generation, transmission, and distribution; automation; oil, gas, and petrochemicals; industrial products and contracting; financial services; and rail transportation. The Group reported orders in 1997 of $35 billion and employs about 214,000 people in more than 100 countries. (End)